SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549



                                  FORM 10-SB


             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE
                SECURITIES ACT OF 1934



                        ASIA PACIFIC ENTERPRISES, INC.
                (Name of Small Business Issuer in Its Charter)

                   Delaware                                 51-0389325
        (State or Other Jurisdiction of                    (IRS Employer
        Incorporation or Organization)                  Identification No.)

8360 East Via de Ventura, Building L-200, Scottsdale, AZ       85258
   (Address of Principal Executive Offices)                 (Zip Code)

                                 480-905-5838
               (Company's Telephone Number, Including Area Code)

   Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                 Name Of Each Exchange On Which
         To Be So Registered                 Each Class Is To Be Registered




   Securities to be registered pursuant to Section 12(g) of the Act:

                   Common stock, par value $0.0001 per share
                               (Title of Class)

TABLE OF CONTENTS



PART I.......................................................................3

  Item 1. Description of Business............................................3

  Item 2  Management's Discussion and Analysis and Plan of Operation.........7

  Item 3  Description of Property............................................9

  Item 5  Directors, Executive Officers, Promoters and Control Persons......10

  Item 6  Executive Compensation............................................12

  Item 7  Certain Relationships and Related Transactions....................12

  Item 8  Description of Securities.........................................12


PART II.....................................................................13

  Item 1. Market Price of and Dividends on the Company's Common Equity
          and Other Shareholder Matters.....................................13

  Item 2  Legal Proceedings.................................................13

  Item 3  Changes in and Disagreements with Accountants.....................14

  Item 4  Recent Sales of Unregistered Securities...........................14

  Item 5  Indemnification of Directors and Officers.........................15


PART F/S....................................................................16

  Index to Financial Statements.............................................16


PART III....................................................................35

  Index to Exhibits.........................................................35


SIGNATURES..................................................................36

                                    PART I


Item 1.  Description of Business.

General Development of the Business

The Company was incorporated in Delaware on July 25, 1997 under the name Oro Rico Mining Corporation. On August 25, 1997, ORM, Inc., an inactive company incorporated in Colorado on July 25, 1997, was merged into the Company. The name of the Company was changed to Asia Pacific Enterprises, Inc. on October 16, 1997.

Unless otherwise indicated, all references to the Company include the operations of the Company and its wholly-owned subsidiary, eVideo U.S.A., Inc.

The planned business of the Company is to develop and operate an electronic video delivery system in the United States. Digitally compressed video movies and video games will be delivered on request to "set-top boxes" connected to the televisions of individual cable or satellite subscribers. The set-top box will permit the movie or game to be viewed or played, with full pause, rewind, fast forward and playback controls, any number of times within a set period of time (such as within 48 hours) after which it will be erased.

The Company's system will be designed to provide all of the advantages of video movie and video game rentals, without requiring the customer to visit a store to pick-up or return a video cassette. The customer will be able to order the video in any one of three ways:

   -   by telephone,
   -   by the cable television network, using the set-top box and television, or
   -   from the Company's internet web-site.

The Company will then deliver the video electronically via high speed telephone wires to the customer's cable or satellite television provider, along with the address of the customer's set-top box and the address of all other customers' set-top boxes who have ordered the same video. The cable or satellite television provider then broadcasts the video and addresses. The set-top boxes whose addresses match the broadcasted addresses will record the video and then alert the customer that the video has been received.

The Company's system will compete directly with video rental outlets and with Video-On-Demand services currently provided by satellite and cablevision companies. The Company believes its system will be superior to video rental outlets because its customers will not have to visit a video store or return videos afterwards. The Company believes its system will be superior to current Video-On-Demand services because its system will permit full VCR playback and rewind controls, lets the viewer decide when to watch the video, and, because of the system's fast delivery time of eight minutes for a two-hour movie, allows cable and satellite providers to supply a greater variety of videos.

The Company's principal suppliers will be the owners of movie and video game rights. Other significant suppliers will be providers of high-speed, long-distance telephone communications and computer hardware and software distributors.

Roy B. Bennett, the Company's President, developed the business plan for the Company's video delivery system and transferred the world-wide rights in the business plan to eVideo International, Inc., a company which he controlled.
On March 5, 1999 eVideo International, Inc. incorporated eVideo U.S.A., Inc. in Nevada. eVideo International, Inc. then transferred the rights to use the business plan in the United States to eVideo U.S.A., Inc.for $300,001. The funds for the payment of the $300,001 were supplied by the Company to eVideo U.S.A., Inc. prior to and at the closing of the acquisition of eVideo U.S.A., Inc. by the Company.

On June 23, 1999, the Company acquired eVideo U.S.A., Inc. by issuing 6,623,016 of its common shares to eVideo International, Inc. and committing to issue an additional 1.5 shares to eVideo International, Inc. for every share the Company issues in raising up to $3,900,000 in additional capital.

One of eVideo U.S.A., Inc.'s primary assets at the time of the acquisition was an option to acquire an exclusive license from Macrovision Corporation to use certain technology which prevents a video from being copied onto a VCR tape or other device. The rights to the technology are limited to the distribution of videos in the United States by means of a compressed format.

To maintain the option the Company is required to pay Macrovision $15,000 on or before November 30, 1999.

In order to exercise the option and obtain the rights to the Macrovision technology the Company, prior to December 31, 1999, must pay Macrovision an initial license fee of $400,000, issue Macrovision shares representing 3% of the Company's common stock and receive an opinion from Macrovision's attorneys to the effect that no other party has any rights to the technology.

If the option is exercised, the Company will be required to pay Macrovision an annual royalty of the greater of $250,000 or 1% of the Company's gross revenues derived from the distribution of videos using the Macrovision technology.

If the Macrovision license is obtained, the Company's exclusive rights to the technology will become non-exclusive if the monthly royalties payable to Macrovision do not exceed $1,000 within 18 months of the exercise of the option or if the Company's revenues from the distribution of videos are less than $250,000,000 during the twelve-month period beginning three years after the exercise of the option. The license will expire five years from the date the option is exercised, subject to the right of the Company to extend the option by paying Macrovision $350,000 and agreeing to increase the monthly minimum royalties to $350,000.

Macrovision, prior to granting the option to eVideo U.S.A., Inc., licensed the technology to an unrelated third party which is presently in bankruptcy and which has failed to comply with the terms of its license with Macrovision. It is the Company's understanding that Macrovision has notified this third party that its license to the technology has terminated.

Obtaining the license to the Macrovision technology is an important aspect of the Company's business plan since, without the ability to protect the unauthorized copying of videos, distributors of motion pictures, video games and similar entertainment will not allow the Company to distribute newly released product without the copy-protection features provided by the Macrovision technology.

All of the shares issued and to be issued to eVideo International, Inc. for the acquisition of eVideo U.S.A., Inc. are or will be held in escrow. These shares will be released to eVideo International, Inc. on the basis of the Company achieving certain milestones, according to the following schedule.

Portion released  Conditions for release

25%               when all of the following are achieved:
                  -   the  Company   demonstrates  an  operational   prototype
                      digital set-top box,
                  - the Company has entered into written agreements with manufacturers to produce a total of 15,000 set-top boxes per month,
                  - a formal license to use video copyright protection technology has been entered into, and
                  -   a  distribution  agreement  has been  entered  into with a motion picture studio in respect of a substantial portfolio of video movies.

25%               when all of the following are achieved:
                  -   a   recognized   Chief   Executive   Officer   has  been
                      successfully recruited by the Company,
                  - a successful file server beta testing with video files has been developed,
                  - a distribution agreement with a cable company has been entered into, and
                  -   a  head-end   communication  test  has  been  successfully
                      completed.

25% when the Company first generates gross annual revenues of $5,000,000.

25% when the Company first generates gross annual revenues of $500,000,000.

All shares        the Company declares a dividend of at least $2.00 per common
remaining in        share by June 23, 2001
escrow, if any

All shares        the Company successfully completes a public offering that
remaining in      raises more than $20,000,000  with less than 30% dilution to
escrow, if any    the shareholders existing just before completing the offering.

All shares        if a successful  takeover for a majority of the issued and
remaining in      outstanding common shares of the Company is completed.
escrow, if any

All shares        if the Company's common shares have a publicly  quoted market
remaining in      price of over in $15.00 per share for more than 20 consecutive
escrow, if any    trading days.

Any shares that have not been released from escrow by June 23, 2004 will be cancelled.

At the present time, the Company is in the development stage, does not have any customers, and has not earned any revenues from its proposed operations. The Company currently has two full-time employees, its president and a project manager. Both employees are based in Scottsdale, Arizona. The Company expects to expand its workforce to 22 persons by the start of commercial operations in January 2000 and increase its work force to 79 persons by December 2000 as operations expand. Corporate record keeping and investor relations activities are conducted through management companies in Vancouver, British Columbia.

Risk Factors

An investment in stock of the Company is highly speculative, involves a high degree of risk, and should not be made by any person who cannot afford the loss of the entire investment. The following factors should be considered carefully in evaluating the Company and its business.

Lack of Prior Operations and Experience

The Company is a development stage company, has no revenues from operations and, except for the services of its officers and directors and the cash on hand, has no other significant tangible assets. Accordingly, there can be no assurance that the Company will operate at a profitable level. The Company's proposed business involves the electronic delivery of videos on a faster than real-time basis. Future development and operating results will depend on many factors, including the initial completion of a developed product, the demand for the Company's product, the level of product and price competition, the Company's success in establishing and expanding distribution channels, and the Company's ability to develop and market new products and control costs. In addition, the Company's future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in the video distribution industry, which is characterized by intense competition, rapid technological change, and significant regulation.

Acceptance of Company's Technology; Creation of New Market

There can be no assurance that the Company's proposed video delivery system will be accepted. Although the Company believes that there will be a large market for its proposed video delivery system, there can be no assurance that such a market will develop, or how quickly such development may occur. The Company currently is concentrating its efforts solely on the electronic distribution of videos and will be dependent upon the successful development of this business to generate revenues. Accordingly, for the foreseeable future, the Company's success will depend upon the development and marketing of its electronic video distribution system.

Additional Financing Required - Dilution to Present Shareholders

The funds available to the Company are not adequate for it to complete the development of its business operating systems, reach full commercial distribution of its products and be competitive in the industry. The Company's capital requirements will depend on a variety of factors, including the progress of systems development, the acquisition of rights to distribute videos, negotiations with cable and satellite television providers to use their distribution networks and market acceptance of and demand for its products. The timing and amount of such capital requirements cannot be accurately predicted. There is no assurance that additional funds will be available from any source when needed by the Company. If additional funds are not available, the Company may not be able to continue in business.

The Company's Articles of Incorporation, as amended, authorize the issuance of 30,000,000 shares of common stock and 5,000,000 shares of preferred stock. The Company's Board of Directors has the power to issue, without shareholder approval, any or all of such shares that are not yet issued. The Company's Board of Directors may choose to issue some or all of such shares to acquire one or more businesses or other types of property in the future. The issuance of any such shares may result in a reduction of the net book value per share or market price of the outstanding shares of the Company's common stock, and will reduce proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of the Company.

Stock Options

The Company plans to adopt a stock option plan. The issuance of options could adversely affect the market price of the Company's common stock and could impair the Company's ability to raise additional capital through the sale of its equity securities or debt financing. Exercise of any such options will result in dilution to the proportional interests of shareholders of the Company at the time of exercise and, to the extent that the exercise price is less than the book value of the common stock at that time, to the book value per share of the common stock.

No Dividends

The Company never has paid and does not anticipate paying dividends on its common stock in the foreseeable future. Retained earnings, if any, will be utilized for the operation and expansion of the Company's business.

Limited Public Market for Common Stock

The Company's common stock is traded in the over-the-counter market. An investment in the Company's common stock should be considered highly illiquid, and there can be no assurance that a market for the Company's common stock will continue.

Penny Stock Regulation

The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market System, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules. The Company's common stock is subject to the penny stock rules, and accordingly, owners of the Company's common stock may find it difficult or impossible to sell their shares.

Need for Experienced Management and Key Employees

The Company is dependent upon the services of a few key management and technical personnel. The loss of any one of their services, or an inability to recruit and retain additional qualified personnel, could have a material adverse effect on the Company.

Substantial Competition

The electronic video distribution industry is characterized by rapidly evolving technology and intense competition. The Company will be at a disadvantage with other companies having larger technical staffs, established market shares and greater financial and operational resources than the Company. There can be no assurance that the Company will be able to compete successfully. Most of the
Company's competitors have substantially greater capital resources, name recognition and expertise in research, development, distribution and marketing. There can be no assurance that the Company's competitors will not succeed in developing products, or competing technologies that are more effective or more effectively marketed than products marketed by the Company or that render the Company's technology obsolete.

Dependence on Third Parties

The Company will rely on third parties for the supply of the video movies and games that it proposes to distribute. In addition, the Company will rely upon cable operators to distribute its videos to cable subscribers. There can be no assurance that the Company will be able to acquire the rights required for the distribution of these videos. The failure to obtain the rights to distribute sufficient quantities and qualities of such videos will have a material adverse effect on the Company's business, financial condition and results of operations.

Item 2.  Management's Discussion and Analysis and Plan of Operation.

The Company has not yet developed the systems required to operate the eVideo business. The following are the major steps and estimated costs to develop the Company's operating systems:


                                                    Estimated
Estimated                                           Time Frame         Cost

Capital Development Expenditures

-  Design, write and test video ordering      June to November 1999  $315,000
   system software
-  Set-Top Box engineering and design,         July to October 1999   232,500
   including embedded software programming,
   gaming module design and operational testing
-  Purchase and install computer hardware
   for movie file servers and peripherals          November 1999      700,000
-  Purchase and install computer hardware
   for web server                                  November 1999      200,000
-  Purchase, install and configure operating
   system and database management software         December 1999      150,000
-  Purchase and configure software for embedding
   in Set-Top boxes                                December 1999      140,000
                                                                    ----------

     Total capital development expenditures                         1,737,500

Development Stage Operating Expenses           July to December 1999

-  Marketing                                                          250,000
-  Personnel                                                          556,250
-  Professional fees                                                  600,000
-  Licensing fees                                                   1,000,000(1)
-  Contract services                                                   50,000
-  Travel expenses                                                    250,000
-  Management services                                                120,000
-  Offices and facilities                                             226,500
                                                                   ----------

Total development stage operating expenses                          3,052,750
                                                                   ----------
Total development stage cash requirements                          $4,790,250
                                                                   ==========

(1) Includes initial fee for Macrovision license, fees for distribution rights to motion pictures, video games and other entertainment and related legal and consulting services.

At June 30, 1999 the Company had cash on hand of approximately $760,000 but only plans to spend $400,000 toward development costs until additional capital is raised. The Company expects to have positive operating cash flows by January 2000.

The Company anticipates that it will need approximately $3,900,000 in additional capital by September 30, 1999, and an additional $1,100,000 by December 1999 to meet the development timetable set forth above. The Company's development schedule will be delayed unless the capital required by the Company is available when needed.

Another critical factor in the Company's ability to market its video movies and games will be developing and funding the cost of producing a new digital set-top box for cable and satellite TV subscribers. A digital set-top box capable of receiving and storing the videos to be distributed by the Company is estimated to cost $400. Each subscriber will require a digital set-top box in order to receive the Company's videos.

A key feature of the eVideoTV set-top box will be a reader for a "smart-card" issued by banks and other financial institutions. Key smart-card issuers are Mondex (including City Bank and Wells Fargo), Visa, MasterCard and American Express. Smart-cards are protected by a personal identification number, or PIN, to prevent unauthorized use.

A set-top box with a smart-card reader connected to a television and the internet (through the cable television network) can act as a virtual automated banking machine, providing easy access to a customer's banking, investing, travel and shopping accounts. In addition to providing the common functions of a credit card and a bank machine card, a smart-card can store information and access up to 256 separate accounts or functions, such as brokerage accounts, air mileage accounts, car rental and airline travel numbers and shopping preferences. The smart-card can also function as an independent electronic cash card since it can transfer funds from a customer's bank account to the smart-card. Funds are deducted from the smart-card and added to a merchant's account when purchases are made with the smart-card.

The smart-card's ability to store large amounts of information about its holder, permits an advertiser to direct specific advertising to certain groups of people based on the information stored on the smart-card. The advertising is displayed on the television when the smart-card is inserted into the eVideoTV set-top box.

The Company anticipates that all of the cost of the eVideoTV set-top boxes will financed by cable and satellite television providers, smart-card issuers and advertisers.

Item 3.  Description of Property.

The Company does not currently own any material amount of property or equipment.



Item 4.     Security Ownership of Certain Beneficial Owners and Management.

The following table shows the ownership of the Company's common stock by the Company's officers and directors and by those persons known by the Company to be the beneficial owner of more than 5% of the Company's common stock. Unless otherwise indicated all shares are owned of record.

                                                                      Percent of
Name and Address of Beneficial Owner                Amount Owned        Class

Roy B. Bennett, Director and President             6,623,016 (1)      42.5%
8266 East del Cadena Drive
Scottsdale, AZ 85258

Owen Granger, Director and Secretary/                      0           0.0%
Treasurer
1750 - 1177 W. Hastings St.
Vancouver, BC, Canada  V6E 2K3

Adrian Rollke, Director                              345,000 (2)       2.2%
1750 - 1177 W. Hastings St.
Vancouver, BC, Canada  V6E 2K3

Peter Wilson, Director                                     0           0.0%
1750 - 1177 W. Hastings St.
Vancouver, BC, Canada  V6E 2K3

Eileen A. Bennett, Director                                0           0.0%
8266 East del Cadena Drive
Scottsdale, AZ 85258

Robert G. Dinning, Director                                0           0.0%
3910 Indian River Road
North Vancouver, BC, Canada  V7G 2G7

Directors and Executive Officers as a              6,968,016          44.7%
group (6 persons)

(1)Shares are owned by eVideo International, Inc., a Bahamian company controlled by Mr. Bennett. These shares are held in escrow and will be released or cancelled in accordance with the schedule described under Item 1 of this Registration Statement.

(2)These shares are held in escrow and will be released to Mr. Rollke at the rate of one share for each $11.30 in equity financing the Company raises by September 30, 1999. Any shares remaining in escrow on October 1, 1999 will be cancelled.

There are no arrangements known to the Company which may result in a change in control of the Company.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Name and Age            Position     Business Experience for the Past Five Years

Roy B. Bennett, 52   President and   President of Roy B. Bennett and Associates
                     Director since  Ltd., a private  venture  capital and
                     June 23, 1999   management company specializing in new
                                     technology start-ups, corporate structuring and private funding since 1994.

Owen Granger, 42  Secretary/Treasurer Certified Management Accountant, employee and Director since  of CEBU  Holdings  Inc., a corporation
                  October 15, 1998    providing financial services to public
                                      companies, since September 1998.Secretary/
                                      Treasurer and Director of WestBond
                                      Enterprises  Corporation,  a  Vancouver
                                      Stock Exchange listed paper converting
                                      company, July 1988 to present. Secretary/
                                      Treasurer of PetroReal Oil Corporation, a
                                      Vancouver Stock Exchange listed oil
                                      company, September 1998 to present.
                                      Director of PetroReal Oil Corporation
                                      since June 1999. Chief Financial Officer
                                      and  Director  of  Quest   International
                                      Resources Corporation (now named Standard
                                      Mining Corporation), a NASDAQ and Toronto
                                      Stock Exchange listed mineral exploration
                                      company, December 1992 to August 1998.
                                      Secretary/Treasurer and Director of Twin
                                      Gold  Corporation (formerly  Atlanta Gold
                                      Corporation), a Toronto Stock Exchange
                                      listed  mineral   exploration   company,
                                      1989 to 1996.

Adrian Rollke, 30  Director since     President of the Company; August 27, 1997
                  August 27, 1997     to June 23, 1999. Principal of Reinhart
                                      Capital Corporation  and officer of  CEBU
                                      Holdings Inc., companies providing
                                     management services to public corporations,
                                     1997 to present. Director of PetroReal
                                     Oil Corporation, a Vancouver Stock Exchange
                                     listed oil company, 1998 to present.
                                     Secretary/Treasurer and Director of Twin
                                     Gold  Corporation  a Toronto Stock
                                     Exchange   listed  mineral   exploration
                                     company, 1996 to 1997.  Controller of  Twin
                                     Gold Corporation and Quest International
                                     Resources Corporation, a NASDAQ and
                                     Toronto Stock Exchange listed mineral exploration company, 1992 - 1996.

Peter Wilson, 31  Director since     Businessman, principal of Sterling-Grant
                  June 23, 1999     Capital Inc., a private company specializing
                                     in corporate development, structured
                                     project financing and senior management
                                     services to public corporations since 1997.
                                     Director of  Investor  Relations, Samoth
                                     Capital Corporation, a Toronto Stock
                                     Exchange listed real estate investment
                                     company, 1996 to 1999. Vice President
                                     Samoth Equity Corporation, a subsidiary of Samoth Capital Corporation from 1995 to
                                     1997.

Eileen Bennett, 48 Director since    Secretary  and Chief Financial Officer  of
                   June 23, 1999     Roy B. Bennett and Associates Ltd., a
                                     private venture capital and management
                                     company specializing in new technology
                                     start-ups, corporate structuring and
                                     private funding, since 1994.

Robert Dinning, 60 Director since    Chartered Accountant; President of Bentley
                   June 23, 1999     Capital Ltd., a venture capital and
                                     consulting company, since 1996.  Chief
                                     Financial Officer  and Director of
                                     Elgrande.com Inc., an internet based retailer and Global Enviro Inc., since
                                     1998. Director of eZuz.com Inc.,  an
                                     internet based shopping service,since 1998.
                                     Chief Financial  Officer and Director of
                                     First American Scientific Corp., from 1995 to 1998. Director of Visionary Solutions
                                     Inc. from 1995 to 1997. Director of Reward
                                     Enterprises  Inc.,  1998  to present.

Directors are elected at each annual general meeting and serve until their successors have been elected. Officers are appointed by the board of directors and serve at the pleasure of the board.

Roy and Eileen Bennett are married to each other. There are no other family relationships among the Company's directors or executive officers.

During the past five years, none of the Company's directors, executive officers, promoters or control persons:

(1) have been involved in any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) have been convicted in a criminal proceeding or are subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) have been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities; or

(4) have been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6.  Executive Compensation.

The following table on discloses all compensation received by the Company's President (the Chief Executive Officer) during the years ending December 31, 1997 and 1998. During 1997 and 1998 no executive officer received cash or other compensation from the Company in excess of $100,000. During the six months ending June 30, 1999 the Company paid $10,427 for the services of Adrian Rollke to a company wholly owned by Adrian Rollke, the Company's President prior to June 23, 1999.

                         Annual Compensation     Long Term Compensation

                                                        Securi-
                                        Other  Restric-  ties              All
                                         Annual  ted   Underlying         Other
Principal                               Compen- Stock  Options/  LTIP    Compen-
Position           Year  Salary  Bonus  sation  Awards   SARs   Payouts  sation


Adrian Rollke,     1998    0      0       0        0       0       0         0
President from     1997    0      0       0        0       0       0         0
August. 27, 1997
to June 23, 1999

Effective June 21, 1999, the Company entered into a two-year non-cancellable management agreement with Roy B. Bennett and Associates Ltd. ("RBA Ltd."), a company wholly owned by Roy B. Bennett, the Company's president. Under the terms of the management agreement RBA Ltd. is paid $144,000 per year for the services of Roy B. Bennett and $36,000 per year for the services of a project manager employed by RBA Ltd. A bonus of $25,000 will be paid to RBA Ltd. if the Company successfully develops a set-top box by August 21, 1999. A bonus of $50,000 will be paid to RBA Ltd. if the Company has gross revenues of at least $1,000,000 by June 21, 2001.


Item 7.  Certain Relationships and Related Transactions.

Since February 1999 CEBU Holdings Inc. ("CEBU") has provided office space, furniture, equipment and management services to the Company. CEBU is wholly-owned by Karl Rollke, the father of Adrian Rollke, a director and former officer of the Company. Adrian Rollke is also an officer of CEBU. Owen Granger, a director and the Secretary/Treasurer of the Company, is an employee of CEBU. This arrangement is expected to continue.

CEBU did not charge the Company for any costs or expenses during 1997 or 1998. During the six months ended June 30, 1999, the Company paid $31,504 to CEBU for rent, office supplies and services and management fees.

The Company received loans of $16,000 from CEBU during 1997 and 1998. These loans were repaid after December 31, 1998.

See Part I, Item 1 of this Registration Statement for information concerning the acquisition of eVideo USA, Inc. from Roy Bennett, an officer and director of the Company.

See Part II, Item 4 of this Registration Statement for information concerning shares of the Company's common stock acquired by Adrian Rollke, the Company's former President.

Item 8.  Description of Securities.

Common Stock

The Company is authorized to issue 30,000,000 shares of common stock with a par value of $0.0001 per share, (the "Common Stock"). Holders of Common Stock are entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed, which allows the holders of a majority of the outstanding Common Stock to elect all directors.

Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for the payment of dividends and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The board is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

Holders of Common Stock do not have preemptive rights to subscribe to additional shares issued by the Company. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.0001 per share, (the "Preferred Stock"). The Company's Articles of Incorporation provide that the Board of Directors has the authority to issue the Preferred Stock from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, qualifications, limitations, or restrictions thereof as they determine, within the limitations provided by Delaware statute.


                                   PART II


Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters.

The Company's common stock has been quoted on the National Association of Securities Dealers' Over-the-Counter market since May 11, 1999. There is no other public trading market for the Company's equity securities.

The following table summarizes trading in the Company's common stock, as provided by quotations published on the OTC Bulletin Board for the period indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

     Quarter ended              Volume      High Bid      Low Bid

     June 30, 1999             1,303,300     $4-3/16       $1-5/8

The Company has issued warrants that entitle the holder to purchase up to 307,693 shares of common stock at $3.25 per share until May 25, 2000.

As of July 26, 1999, there were approximately 310 holders of record of the Company's common stock.

The Company has not paid, and, in the foreseeable future, the Company does not intend to pay, any dividends.

Item 2.  Legal Proceedings.

The Company is not party to any pending legal proceeding nor is any of its property the subject of any pending legal proceeding. The Company is not aware of any proceeding that a governmental authority is contemplating.

Item 3.  Changes in and Disagreements with Accountants.

Grant Thornton, Chartered Accountants, Vancouver, Canada, were appointed as the auditors of the Company on May 14, 1999. They replaced Spicer, Jeffries & Co., Certified Public Accountants, Denver, Colorado, who resigned at the request of the Company on May 13, 1999.

The report of Spicer Jeffries & Co. on the Company's financial statements for the period ending August 26, 1997 did not contain any adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles.

This change in auditors was recommended and approved by the board of directors of the Company. The Company does not have an audit committee.

There were no disagreements with Spicer, Jeffries & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Spicer, Jeffries & Co., would have caused them to make reference to the subject matter of the disagreement in connection with their report.

Item 4.  Recent Sales of Unregistered Securities.

The following information sets forth all securities of the Company which have been sold and which were not registered under the Securities Act of 1933.

In July 1997 the Company sold 7,200,000 shares of its common stock to Bona Vista Ltd. for $5,000 in cash. On August 27, 1997 Bona Vista West Ltd. sold these shares to Trifina Finanz. On the same date that Trifina Finanz acquired these shares, it transferred the 7,200,000 shares to twenty persons, including Adrian Rollke, an officer and director of the Company, who received 345,000 shares. Mr. Rollke paid Trifina Finanz $2,875 for these shares.

In August 1997 the Company issued 175,456 shares of its common stock in exchange for all of the Series C shares of Century International Ventures Ltd. ("Century") in a share-for-share exchange with the holders of such Series C stock.

In March 1999 the Company sold 1,200,000 shares of its common stock to three persons for $120,000.

All of the foregoing sales of the Company's common stock were exempt from registration pursuant to Rule 504 of the Securities and Exchange Commission. No underwriters were used and the Company did not pay any commissions in connection with the sale of these securities.

In May 1999 the Company sold 374,534 shares of its common stock, plus warrants for the purchase of 307,693 shares of common stock, to 2 persons for $1,066,843.

The sale of the Company's common stock and warrants in May 1999 was exempt from registration pursuant to Regulation S of the Securities and Exchange Commission. The shares of the common stock and warrants were acquired for investment purposes only and without a view to distribution. The purchasers of the Company's common stock acquired the securities for their own accounts. All of the common stocks and warrants are "restricted" securities as defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission. Although no underwriter was used in connection with the sale of these securities, the Company issued 15,384 shares of common stock to one person for his assistance in selling these securities.

In June 1999 the Company issued 6,623,016 shares of its common stock to eVideo International, Inc. in exchange for all of the issued and outstanding shares of eVideo USA, Inc.

The issuance of the shares in June 1999 was exempt from registration pursuant to
Section 4(2) of the Securities Act of 1933. All of these shares were acquired for investment purposes only and without a view to distribution. The corporation which received these shares was fully informed about matters concerning the Company, including its business, financial affairs and other matters and acquired the securities for its own accounts. The 6,623,016 shares are "restricted" securities as defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission. No underwriters were used and no commissions were paid in connection with the issuance of these shares.


Item 5.  Indemnification of Directors and Officers.

The Delaware Business Corporation Act and the Company's Bylaws provide that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined not to have acted in good faith and in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                   PART F/S


Index to Financial Statements

                                                                   Page #

FINANCIAL STATEMENTS OF THE REGISTRANT

Report of the Independent Auditors                                     17

Consolidated Balance Sheet as at June 30, 1999                         18

Consolidated Statement of Operations for the period from inception,
March 5, 1999 to June 30, 1999                                         19

Consolidated Statement of Cash Flows for the period from inception,
March 5, 1999 to June 30, 1999                                         20

Consolidated Statement of Shareholders' Equity from inception,
March 5, 1999, to June 30, 1999                                        21

Notes to the Consolidated Financial Statements                         22

FINANCIAL STATEMENTS OF BUSINESS ACQUIRED

Report of the Independent Auditors                                     26

Balance Sheets as at June 22, 1999, December 31, 1998 and
December 31, 1997                                                      27

Statements of Operations  for the  cumulative  period from ]
inception,  July 24, 1997,  to June 22,  1999,  for the period from January 1, 1999 to June 22, 1999, for the year ended December
31, 1998 and for the period from inception, July 25, 1997, to
December 31, 1997                                                      28

Statements  of Cash Flows for the  cumulative  period from
inception,  July 24, 1997,  to June 22,  1999,  for the period from January 1, 1999 to June 22, 1999, for the year ended
December 31, 1998 and for the period from inception, July 25,
1997, to December 31, 1997                                             29

Statement of Shareholders' Equity from Inception, July 25, 1997 to
June 22, 1999                                                          30

Notes to the Financial Statements                                      31

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

Notice to Reader                                                       33

Pro-forma Consolidated Statement of Operations for the Six Months
ended June 30, 1999                                                    34

INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS



We have audited the consolidated balance sheet of Asia Pacific Enterprises, Inc. as at June 30, 1999 and the consolidated statements of operations, cash flows and shareholders' equity for the period from inception, March 5, 1999, to June 30, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Asia Pacific Enterprises, Inc. as at June 30, 1999 and the results of its operations and its cash flows for the period from inception, March 5, 1999, to June 30, 1999 in accordance with generally accepted accounting principles in the United States of America.



The accompanying consolidated financial statements have been prepared assuming the company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the company has no established source of revenue and is dependent on its ability to raise substantial amounts of equity funds. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                                          /s/ Grant Thornton

Vancouver, Canada
July 21, 1999                             Chartered Accountants

Consolidated Balance Sheet
June 30, 1999
U.S. Dollars

                                    ASSETS                                $

Current Assets
Cash                                                                   759,744
Prepaid expenses                                                        14,289

Total Current Assets                                                   774,033

Technology Acquisition Costs (note 4)                                  315,001

Deposit on Computer Software Development                                33,933

Total Assets                                                         1,122,967

                                 LIABILITIES

Current Liabilities
Accounts payable                                                        39,207

                             SHAREHOLDERS' EQUITY

Share Capital (notes 3 and 5)
Authorized
- 30,000,000  shares of common  stock, $0.0001 par value
- 5,000,000  shares of preferred stock, $0.0001 par valu
Issued and outstanding
- 15,588,359 common shares                                               1,559
Additional paid in capital                                           1,095,297

Total Share Capital                                                  1,096,856

Deficit Accumulated during the Development Stage                       (13,096)

Net Shareholders' Equity                                             1,083,760

Total Liabilities and Shareholders' Equity                           1,122,967

                                            Continuance of Operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Operations
Inception, March 5, 1999, to June 30, 1999
U.S. Dollars
                                                                          $
General and Administrative Expenses

Corporate promotion                                                    1,045
General corporate expenses                                             1,299
Management and consulting fees                                         7,473
Professional fees                                                      1,700
Rent                                                                     834
Travel                                                                 1,433
                                                                    --------

Total General and Administrative Expenses                             13,784

Interest Income                                                          688

Net Loss for the Period                                               13,096

Weighted Average Number of Shares Outstanding (note 5)               515,747

Net Loss Per Share                                                      0.03

Consolidated Statement of Cash Flows
Inception, March 5, 1999, to June 30, 1999
U.S. Dollars

                                                                          $
Operating Activities
Net loss for the period                                                (13,096)
Adjustments to reconcile net loss to net cash
used in operating activities:
- accounts receivable                                                    2,262
- prepaid expenses                                                      (3,947)
- accounts payable                                                       6,977
                                                                    ----------

Net Cash Used in Operating Activities                                   (7,804)
                                                                    ----------

Financing Activities
Proceeds from sale of common shares                                          1
Loans from parent company prior to acquisition                         115,000
Cash acquired on acquisition of parent company                       1,001,481
Re-payment of note payable                                            (200,000)
                                                                    ----------

Total Cash Flow from Financing Activities                              916,482
                                                                    ----------

Investing Activities
Technology rights                                                     (115,001)
Deposit on computer software development                               (33,933)

Total Cash Used in Investing Activities                               (148,934)
                                                                    ----------

Increase in Cash During the Period and Cash
at the End of the Period                                               759,744

Non-Cash  Activities Not Included in Cash Flows
Acquisition of technology rights through
  note  payable                                                        200,000
Cancellation  of loans from  parent  company on
  acquisition                                                          115,000

Consolidated Statement of Shareholders' Equity
Inception, March 5, 1999, to June 30, 1999
U.S. Dollars

                                                   Additional         Total
                                    Number  Par     Paid in        Shareholders'
                                  of Shares value   Capital  Deficit  Equity
                                              $         $        $      $
Issuance of shares for cash on
incorporation                         1        1         -       -          1

Adjustment for change in share
tructure resulting from acquisition
of eVideo U.S.A., Inc.            6,623,015   661      (661)      -          -

Shares outstanding at date of
acquisition of eVideo U.S.A.,
Inc., previously issued for
cash, net of issue costs (note 3) 8,965,343   897  1,095,958      -   1,096,855

Net loss, inception to June
30, 1999                                -      -      -      (13,096)   (13,096)
-------                       -------------------------------------------------

Balance, June 30, 1999        15,588,359   1,559  1,095,297  (13,096) 1,083,760
                              ==========  ======= =========  =======  =========

Notes to the Consolidated Financial Statements
June 30, 1999
U.S. Dollars


1.  Basis of Presentation

   The Company is developing an electronic video distribution system and has not commenced commercial operations.

   The ability of the Company to continue as a going concern is dependent upon its ability to raise substantial amounts of equity for use in developing its intended business and its administrative activities. While management believes that the Company will be able to raise sufficient funds through the sale of equity or debt securities, there is no assurance that sufficient funds will be raised.

2.  Significant Accounting Policies

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The principal area requiring the use of management estimates is the determination of the appropriate carrying values for the Company's investments in technology and software.
   Actual results could differ from those estimates.

   Translation of Foreign Currencies - Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at the rates in effect at the time of the transaction. Exchange gains or losses arising on translation are included in net income or loss for the period.

   Financial  Instruments  - The  company  has  various  financial  instruments,
   including  cash  and  payables.   The  carrying  values  of  these  financial
   instruments approximate their fair values.

   Deposit on Computer Software Development - The Company has capitalized a deposit made in consideration of computer software development. Once the software has been fully developed and implemented, its cost will be amortized over its estimated economic life.

   Technology Acquisition Costs - The costs incurred to acquire the Company's technology have been capitalized and will be amortized over its estimated economic life upon commencement of commercial operations.

Notes to the Consolidated Financial Statements
June 30, 1999
U.S. Dollars


3.  Business Combination

   On June 23, 1999, the Company acquired all of the outstanding shares of eVideo U.S.A., Inc. in exchange for the issuance of 6,623,016 shares of common stock and a commitment to issue an additional one and one-half shares of common stock for every share the Company issues in raising $3,900,000 after June 23, 1999. This business combination has been accounted for as an acquisition of the Company by eVideo U.S.A., Inc. Accordingly, these consolidated financial statements combine the operations of eVideo U.S.A., Inc. since its incorporation on March 5, 1999 and the operations of Asia Pacific Enterprises, Inc. since the date of acquisition, June 23, 1999. All intercompany transactions and balances have been eliminated.

   At the date of acquisition, the net tangible assets of Asia Pacific Enterprises Inc. acquired were:

       Cash                                            $1,001,481
       Other current assets                               12,604
       Advances to eVideo U.S.A., Inc.                   115,000
       Current liabilities                               (32,230)
                                                        --------

       Value assigned to 8,965,343 shares
       outstanding at date of acquisition            $ 1,096,855

4.  Technology Acquisition Costs

   The costs include $300,001 that the company paid to a company controlled by the president of the Company for the right to distribute video movies and games electronically in the United States of America in accordance with a business plan developed by the Company's president. The purchase price for this technology was negotiated at arm's length with the Company prior to the acquisition of eVideo U.S.A., Inc.

Notes to the Consolidated Financial Statements
June 30, 1999
U.S. Dollars

5.  Share Capital

   Warrants are outstanding that entitle their holder to purchase up to 307,693 shares of common stock at $3.25 per share until May 25, 2000.

   All of the shares issued and to be issued for the acquisition of eVideo U.S.A., Inc. are or will be held in escrow. These shares will be released to on the basis of the company achieving certain milestones according to the following schedule:

    Portion released  Conditions for release

    25%               when all of the following are achieved:
                      - the Company demonstrates an operational prototype digital set-top box,
                      - the Company has entered into written agreements with manufacturers to produce a total of 15,000 set-top boxes per month,
                      - a formal license to use video copyright protection technology has been entered into, and
                      -  a  distribution  agreement has been entered into with a motion picture studio in respect of a substantial portfolio of video movies.

    25%               when all of the following are achieved:
                      -   a  recognized   Chief  Executive   Officer  has  been
                          successfully recruited by the Company,
                      - a successful file server beta testing with video files has been developed,
                      - a distribution agreement with a cable company has been entered into, and
                      - a head-end communication test has been successfully completed.

    25% when the Company first generates gross annual revenues of $5,000,000.

    25% when the Company first generates gross annual revenues of $500,000,000.



 All shares remaining  if the Company  declares a dividend  of at least  $2.00
 in escrow, if any     per common  share in escrow,  by June 23, 2001.

 All shares remaining  if the Company successfully  completes a public offering
 in escrow, if any     that raises more than  $20,000,000  with less than  30%
                       dilution to the shareholders existing just before completing the offering.

 All shares remaining  if a  successful  takeover for a majority of the issued
 in escrow, if any    and outstanding common shares of the Company is completed.

 All shares remaining  if the  Company's  common  shares have a publicly quoted
 in escrow, if any     market price of over $15.00 per share for more than 20
                       consecutive  trading days.

  Any shares that have not been released from escrow by June 23, 2004 will be cancelled.

  An additional 345,000 shares of common stock are held in escrow and will be released at the rate of 1 share for each $11.30 in equity financing that the Company raises by September 30, 1999. Any shares remaining in escrow on October 1, 1999 will be cancelled.

  All shares held in escrow have been excluded from the calculation of the weighted average number of shares outstanding.

Notes to the Consolidated Financial Statements
June 30, 1999
U.S. Dollars

6.  Related Party Transactions

   Pursuant to a management agreement effective for two years commencing June 21, 1999, the Company has committed to pay $15,000 per month to a company controlled by the president of the Company for the services of the president and a project manager. $5,000 was paid for the period from inception to June 30, 1999.

   Consulting fees of $2,473 and rent of $834 have been paid to other companies that employ other directors and officers of the Company.

INDEPENDENT AUDITORS' REPORT



We have audited the balance sheets of Asia Pacific Enterprises, Inc. as at June 22, 1999, December 31, 1998 and December 31, 1997 and the statements of operations, cash flows and shareholders' equity for the cumulative period from inception, July 25, 1997, to June 22, 1999, the period from January 1, 1999 to June 22, 1999, the year ended December 31, 1998 and the period from inception, July 25, 1997, to December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Asia Pacific Enterprises, Inc. as at June 22, 1999, December 31, 1998 and December 31, 1997 and the results of its operations and cash flows for the cumulative period from inception, July 25, 1997, to June 22, 1999, the period from January 1, 1999 to June 22, 1999, the year ended December 31, 1998 and the period from inception, July 25, 1997, to December 31, 1997 in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. As discussed in note 1 to the financial statements, the company has no established source of revenue and is dependent on its ability to raise substantial amounts of equity funds. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                          /s/ Grant Thornton

Vancouver, Canada
July 21, 1999                             Chartered Accountants

Asia Pacific Enterprises, Inc.
(formerly Oro Rico Mining Corporation)
A Development Stage Company

Notes to the Financial Statements
December 31, 1998

Balance Sheets
U.S. Dollars
                                                 June 22,       December 31,
                                                  1999        1998     1997
                                    ASSETS

Current Assets
Cash                                            1,001,481        229        -
Accounts receivable                                 2,262          -        -
Prepaid expenses                                   10,342          -    2,500
                                                --------- ---------- --------

Total Current Assets                            1,014,085        229    2,500

Advances to eVideo U.S.A., Inc.                   115,000          -        -
                                                --------- ---------- --------

Total Assets                                    1,129,085        229   -2,500
                                                ========= ========== ========

                                 LIABILITIES
Current Liabilities
Accounts payable                                   32,230      3,366    6,454
Advances from related party (note 3)                    -     16,000    5,300
                                                --------- ----------  -------

Total Liabilities                                  32,230     19,366   11,754
                                                --------- ----------  -------

                             SHAREHOLDERS' EQUITY
Share Capital (notes 4 and 6)
Authorized
- 30,000,000  shares of common  stock, $0.0001
   par value
- 5,000,000  shares of preferred  stock,
  $0.0001 par value
Issued and  outstanding - 8,965,343  common
   shares  (1998 and 1997 - 7,375,425                 897        738      738
Additional paid in capital                      1,191,121      4,437    4,437
                                                --------- ----------  -------

Total Share Capital                             1,192,018      5,175    5,175

Deficit Accumulated during the Development
  Stage                                           (95,163)   (24,312) (14,429)

Total Shareholders' Equity (Deficiency)         1,096,855    (19,137)  (9,254)

Total Liabilities and Shareholders' Equity      1,129,085        229    2,500
                                                ========= ==========  =======

                                            Continuance of Operations (note 1)

Statements of Operations
U.S. Dollars
                               Cumulative,   January 1              Inception,
                               Inception to    to      Year ended   July 25 to
                                June 22,     June 22,  December 31, December 31,
                                   1999      1999         1998         1997

General and Administrative Expenses
Professional fees                 17,780     12,005        3,002      2,773
Management and consulting fees    38,979     38,979            -          -
Rent                               9,217      9,217            -          -
Office supplies and services       1,457      1,457            -          -
General corporate expenses        20,977      2,398        6,923     11,656
Corporate promotion                3,252      3,252            -          -
Travel                             7,057      7,057            -          -
                                   -----      -----    --------- ----------

Total General and Administrative
Expenses                          98,719     74,365        9,925     14,429

Interest Income                   (3,556)    (3,514)         (42)         -
                                   ------     ------        -----     -----
Net Loss for the Period           95,163     70,851        9,883     14,429
                                  ======     ======        ======    ======

Weighted Average Number of Shares
Outstanding                               8,087,110     7,375,425  7,295,340
Net Loss per Share                             0.01          0.00       0.00
                                  ==========================================

Statements of Cash Flows
U.S. Dollars
                                Cumulative,   January 1               Inception,
                                Inception to    to     Year ended   July 25 to
                                  June 22,    June 22, December 31, December 31,
                                   1999         1999       1998         1997

General and Administrative Expenses

Operating Activities
Net loss for the period            (95,163)    (70,851)    (9,883)    (14,429)
Adjustments to reconcile net loss to
net cash used in operating activities
- investment written off               175           -          -         175
- accounts receivable               (2,262)     (2,262)         -           -
- prepaid expenses                 (10,342)    (10,342)     2,500      (2,500)
- accounts payable                  32,230      28,864     (3,088)      6,454
                                  --------  ----------  ---------  ----------

Net Cash Used in Operating
 Activities                        (75,362)    (54,591)   (10,471)    (10,300)
                                   ---------   --------  ---------   ---------

Financing Activities
Proceeds from sale of common
  stock                          1,191,843   1,186,843          -       5,000
Loans from related party                 -     (16,000)    10,700       5,300
                                  --------  ----------  ---------  ----------

Total Cash From Financing
  Activities                     1,191,843   1,170,843     10,700      10,300
                               ----------- -----------  ---------     -------


Investing Activities
Advances to eVideo U.S.A., Inc.   (115,000)   (115,000)         -           -
                                  --------  ----------  ---------  ----------

Increase in Cash During
   the Period                    1,001,481   1,001,252        229           -

Cash at the Beginning of
  the Period                             -         229          -           -
                                       ---       -----        ---         ---

Cash at the End of the Period     1,001,481  1,001,481        229           -
                                  ========= ==========  =========  ==========

Non-Cash Investing and
 Financing Activities Not
 Included in Cash Flows
 Acquisition of investment
 for shares                             175          -          -         175
                                      =====         ===        ===        ===

Statement of Shareholders' Equity
Inception, July 25, 1997, to June 22, 1999
U.S. Dollars

                                              Additional                Total
                             Number of   Par   Paid in             Shareholders'
                               Shares   Value  Capital    Deficit      Equity

Issuance of shares on Jul
25, 1997                     7,200,000    720    4,280          -       5,000

Issuance of shares
on August 25, 1997 on
acquisition of Century
International Venture
Inc. series C common shares    175,425     18      157          -         175

Net loss, inception, July 25,
1997, to December 31, 1997           -      -        -    (14,429)    (14,429)
                              -------------------------------------------------
Balance, December 31, 1997   7,375,425    738    4,437    (14,429)     (9,254)

Net loss, year ended
December 31, 1998                    -      -       -      (9,883)     (9,883)
                              --------  -----  -------    --------     -------


Balance, December 31, 1998   7,375,425    738    4,437    (24,312)    (19,137)

Issuance of shares on
March 17, 1999                 800,000     80   19,920          -      20,000

Issuance of shares on
March 31, 1999                 400,000     40   99,960          -     100,000

Issuance of shares on
May 4, 1999                     66,841      7   66,834          -      66,841

Issuance of shares on
May 25, 1999                   323,077     32  999,970          -   1,000,002

Net loss, January 1, 1999
to June 22, 1999                     -      -        -     (70,851)  (70,851)
                               --------  ------ --------- --------    -------


Balance, June 22, 1999       8,965,343    897  1,191,121   (95,163)  1,096,855
                             =========  =====   ========    =======  =========

Notes to the Financial Statements
 June 22, 1999
U.S. Dollars



1.  Basis of Presentation and Nature of Operations

   The Company was incorporated in the State of Delaware on July 25, 1997. On August 25, 1997, ORM, Inc., a company incorporated in the State of Colorado on July 25,1997, was merged into the Company. This business combination is accounted for on the pooling of interests basis, as if the two companies had always been combined. The name of the Company was changed from Oro Rico Mining Corporation to Asia Pacific Enterprises, Inc.
   on October 16, 1997.

   The ability of the Company to continue as a going concern is dependent upon its ability to raise substantial amounts of equity funds for use in administrative and investment activities. There is no assurance that the Company's investments will generate future cash flow for the Company.

2.  Significant Accounting Policies

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Translation of Foreign Currencies - Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at the rates in effect at the time of the transaction. Exchange gains or losses arising on translation are included in net income or loss for the period.

   Financial Instruments - The company has various financial instruments, including cash, receivables and payables. The carrying values of these financial instruments approximate their fair values.

3.  Advances from Related Party

   The loans from a related party are from a management company that employs the Company's executive officers and are without interest and specific repayment terms.

4.  Share Capital

   There are warrants outstanding that entitle the holder to purchase 307,693 shares of common stock at $3.25 per share until May 25, 2000.

5.  Related Party Transactions

   The Company paid the following expenses during the period from January 1, 1999 to June 22, 1999 to companies that employ executive officers of the Company. No expenses were paid to related parties during 1998 and 1997.

         Management and consulting fees          $ 38,979
         Rent                                       9,217
         Office supplies and services               1,308


6.  Subsequent Event

   On June 23, 1999 the Company issued 6,623,016 shares of common stock to acquire all of the issued and outstanding shares of eVideo U.S.A., Inc. This acquisition is considered a purchase of the Company by eVideo U.S.A., Inc. and will be accounted for as a reverse acquisition by the purchase method.

Asia Pacific Enterprises, Inc.
(formerly Oro Rico Mining Corporation)
A Development Stage Company

Notes to the Financial Statements
December 31, 1998

NOTICE TO READER



We have reviewed, as to the compilation only, the accompanying unaudited pro-forma consolidated statement of operations of Asia Pacific Enterprises, Inc. for the six month period ended June 30, 1999. In our opinion, the unaudited pro-forma consolidated statement of operations has been properly compiled to give effect to the acquisition of Asia Pacific Enterprises, Inc. by eVideo U.S.A., Inc. as if it had occurred on January 1, 1999.





                                          /s/ Grant Thornton
Vancouver, Canada
July 21, 1999                             Chartered Accountants

Pro-forma Consolidated Statement of Operations
Six months ended June 30, 1999
U.S. Dollars

Unaudited - see Notice to Reader


This pro-forma consolidated statement of operations has been prepared to demonstrate the results of operations of the Company as if the acquisition of eVideo U.S.A., Inc. had occurred on January 1, 1999. A pro-forma statement of operations for the year ended December 31, 1998 has not been presented as eVideo U.S.A., Inc. did not exist in 1998. The pro-forma results of operations are not necessarily indicative of future financial results.


                                Asia Pacific         eVideo
                                Enterprises,         U.S.A.        Proforma
                                     Inc.             Inc.       Consolidated
                                      $                   $          $
General and Administrative Expenses

Professional fees                   12,005           1,700           13,705
Management and consulting fees      41,452           5,000           46,452
Rent                                10,051               -           10,051
Office supplies and services         1,457             568            2,025
General corporate expenses           3,129               -            3,129
Corporate promotion                  4,297               -            4,297
Travel                               7,057           1,433            8,490
                                     -----           -----            -----

Total General and
Administrative Expenses             79,448           8,701           88,149

Interest Income                     (4,202)              -           (4,202)
                                    ------ --------------------------------

Net Loss for the Period             75,246           8,701           83,947
                                    =======================================

Weighted Average Number
of Shares Outstanding                                             8,620,343
                                                                  ---------
Net Loss per Share                                                     0.01
                                                                       ====

                                   PART III

Index to Exhibits
                                                                           Page

Exhibit 2   Articles of Incorporation, as amended, and Bylaws

Exhibit 3   Instruments Defining the Rights of Security Holders

Exhibit 3.1  Warrant Agreement

Exhibit 4    Subscription Agreement                                        None

Exhibit 5    Voting Trust Agreement                                        None

Exhibit 6    Material Contracts

Exhibit 6.1 Agreement dated June 8, 1999 between the Registrant, eVideo U.S.A., Inc., eVideo International, Inc.,
             Roy B. Bennett & Associates Ltd. and Roy B. Bennett with respect to the acquisition of eVideo U.S.A., Inc. by the Registrant

Exhibit 6.2 Management agreement effective June 21, 1999 between eVideo U.S.A., Inc. Roy B. Bennett & Associates Ltd. pursuant to which Roy B. Bennett and Associates Ltd. agrees to provide the services of Roy Bennett and a project manager

Exhibit 6.3 Letter  Agreement  between  Roy B.  Bennett and
            Associates and Macrovision Corporation dated September 14, 1998 pursuant to which eVideo U.S.A., Inc., as the company designated by Roy B. Bennett and Associates
            and  accepted  by   Macrovision   Corporation   as  the
            corporation to acquire a license, is granted a conditional option to acquire a license to use Macrovision's analog copy protection technology in the US for eVideoTV's less than real time programming service

Exhibit 7   Material Foreign Patents                                       None

Exhibit 8   Plan of Acquisition, Reorganization, Arrangement,
            Liquidation, etc.                                              None

                                  SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          ASIA PACIFIC ENTERPRISES, INC.



Date:       August 10, 1999               By:      /s/ Owen Granger
        ----------------------------              ------------------
                                                   Owen Granger
                                               Secretary/Treasurer and Director



                                          By:     /s/ Adrian Rollke
                                                  Adrian Rollke
                                                  Director




Index to Exhibits                                                       Page


Exhibit 3.1    Articles of Incorporation, as amended

Exhibit 3.2   Bylaws

Exhibit 4     Instruments Defining the Rights of Security Holders - Warrant

Exhibit 5     Subscription Agreement                                      None
Exhibit 6     Voting Trust Agreement                                      None

Exhibit 10.1   Agreement Relating to Acquisition of eVideo USA, Inc.

Exhibit 10.2   Management Agreement with Roy B. Bennett & Associates Ltd.

Exhibit 10.3   Macrovision Corporation Option and License Agreement

Exhibit 7     Material Foreign Patents                                    None

Exhibit 8     Plan of Acquisition, Reorganization, Arrangement,
              Liquidation, etc.                                           None